Regalwood Global Energy Ltd.

1001 Pennsylvania Avenue NW, Suite 220 South

Washington, DC 20004

June 25, 2019

VIA EDGAR

David Burton and Kevin Kuhar

Office of Electronics and Machinery

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:    Regalwood Global Energy Ltd.

          Form 10-K for Fiscal Year Ended December 31, 2018, Filed March 15, 2019

          Form 10-Q for the Quarterly Period Ended March 31, 2019, Filed May 10, 2019

          File No. 001-38310

Ladies and Gentlemen:

This letter sets forth responses of Regalwood Global Energy Ltd. (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated June 14, 2019, with respect to the above referenced Annual Report on Form 10-K for the fiscal year ended December 31, 2018 (the “Form 10-K”) and Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2019 (the “Form 10-Q”).

The text of the Staff’s comments has been included in this letter for your convenience, and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, we have also set forth the Company’s response to each of the numbered comments immediately below each numbered comment.

Form 10-K for Fiscal Year Ended December 31, 2018

Exhibits 31.1 and 31.2

1.

Staff’s comment: We note that the certifications provided exclude paragraph 4(b) after the end of the transition period that allows this omission. Please amend the filing to provide revised certifications. You may file an abbreviated amendment that is limited to the cover page, explanatory note, signature page and paragraphs 1, 2, 4 and 5 of the certification. Refer to Exchange Act Rule 13a-14(a) and Item 601(b)(31) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and has filed an amendment to the Form 10-K, which includes revised certifications to include paragraph 4(b).

Form 10-Q for the Quarterly Period Ended March 31, 2019

Exhibits 31.1 and 31.2

2.

Staff’s comment: We note the certifications provided do not include paragraph 4(b) and the introductory language in paragraph 4 referring to internal control over financial reporting after the end of the transition period that allows these omissions. Please amend the filing to provide revised certifications. You may file an abbreviated amendment that is limited to the cover page, explanatory note, signature page and paragraphs 1, 2, 4 and 5 of the certification. Refer to Exchange Act Rule 13a-14(a) and Item 601(b)(31) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and has filed an amendment to its Form 10-Q, which includes revised certifications to include paragraph 4(b) and the introductory language in paragraph 4 referring to internal control over financial reporting after the end of the transition period.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact Christian O. Nagler at (212) 446-4660 and Peter S. Seligson at (212) 446-4756 of Kirkland & Ellis LLP.

Sincerely,

/s/ Kevin Gasque

Kevin Gasque

Via E-mail:

cc:	Christian O. Nagler Peter S. Seligson
Kirkland & Ellis LLP